[letterhead of K&L Gates LLP]

April 30, 2013

VIA EDGAR

Kim Browning

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:         FPA Perennial Fund, Inc.

File Nos.: 811-3896; 2-87607

Dear Ms. Browning:

On March 1, 2013, FPA Perennial Fund, Inc. (the “Fund”) filed a Post-Effective Amendment to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) in order to, among other matters, update disclosure concerning the removal of sales charges previously applicable to the Fund.

You provided comments via telephone on April 16, 2013 regarding the Post-Effective Amendment.  Those comments and the Fund’s responses to them are below.  The changes to the Fund’s prospectus and statement of additional information as described below are filed concurrent herewith pursuant to Rule 485(b) under Regulation C under the 1933 Act and Post-Effective Amendment No. 33 to Registrant’s Registration Statement (“PEA 33”).  Unless otherwise noted, defined terms have the same meaning ascribed to them in the PEA 33.

GENERAL COMMENTS

1.             In reviewing the Fund’s filings, it appears that it has not made a filing pursuant to Rule 485(a) under the 1933 Act in several years, notwithstanding that SEC guidance in connection with the changes to Form N-1A in 2009 indicated that the SEC believed that registration statement updates to conform to the amendments to Form N-1A necessitated filings pursuant to Rule 485(a).

Response:             The Fund is part of the FPA Funds family of funds and, in connection with the 2009 amendments to Form N-1A, other funds in the FPA fund family made filings pursuant to Rule 485(a) that were reviewed by the staff.  Thus, FPA Paramount Fund, Inc., which is another equity fund like the Fund, made a November 27, 2009 filing pursuant to Rule 485(a) and FPA New Income, Inc., another fund in the FPA family of funds, also made a Rule 485(a) filing that day.  We understand that, given the substantial similarities in disclosure changes made for these other funds to changes made for the Fund at the time of its annual update, the Fund itself did not make a Rule 485(a) filing at the time.  We understand it was common practice and consistent with staff guidance for fund complexes with multiple registrants with different filing schedules to make a 485(a) filing for staff review of one or more such examples of summary prospectus filings rather than for all of the funds in the complex.

2.             Throughout the prospectus and statement of additional information, where reference is made to a legal authority, please review the disclosure to ensure that it is clear in explaining, in plain English, what that reference means to a shareholder.  For example, where disclosure indicates that a Fund activity is permitted to the extent permitted under the Investment Company Act of 1940, expand the disclosure to explain what is actually permitted.

Response:             The Fund has revised and expanded its disclosure as applicable, notably following the fundamental investment restrictions in the statement of additional information, to explain references to legal authorities.

3.             To the extent terms and phrases in the Fund’s strategies indicate the Fund may use certain broad categories of instruments, to the extent applicable, add more specificity as to the types of instruments that are used by the Fund.  For example, where the disclosure indicates the Fund may invest in “equity” securities, specify whether the Fund invests in common stock or also preferred stocks and other types of equity securities.

Response:             The Fund has revised the disclosure in certain places to clarify the specific instruments that are used by the Fund.

PROSPECTUS COMMENTS

4.             Please confirm that the Fund does not incur acquired fund fees or expenses greater than 0.01% such that a line item for acquired fund fees and expenses should appear in the fee table.

Response:             The Fund did not incur acquired fund fees and expenses of more than 0.01% during its past fiscal year, and thus has not included a line item for acquired fund fees and expenses in its fee table.

5.             Please confirm that the Fund does not have a distribution or Rule 12b-1 plan such that 12b-1 fees should be included in the Fund’s fee table.

Response:             The Fund has not approved and does not have a distribution or Rule 12b-1 plan, and thus appropriately discloses “none” in its fee table under “Distribution (12b-1) Fees.”

6.             Please confirm that all principal strategies and principal risks of the Fund are disclosed in item 4 under “principal investment strategies” and “principal investment risks” or revise the disclosure accordingly.  Similarly, please confirm that the item 4 disclosure does not contain non-principal strategies or risks that should appear as non-principal strategies or risks for the Fund.

Response:             The Fund confirms that its principal and non-principal strategies are appropriately disclosed and separated in the prospectus.  In some cases, the Fund has added headings to clarify that a strategy is currently a non-principal strategy.

7.             Under the Fund’s “principal investment strategies,” the disclosure references investments in “common stocks.”  Please advise if the Fund uses, as a principal strategy, other types of equity securities and, if so, revise the disclosure accordingly.

Response:             The Fund invests in common stocks as a principal strategy, and for non-US companies these investments include American Depositary Receipts (“ADRs”).  The Fund does not invest in other types of equity securities as part of its principal investment strategies.  The Fund may also invest in preferred securities and convertible securities, but does not consider these investments to be principal strategies and has thus included these types of investments under a heading of “non-principal investment strategies.”

8.             In the “principal investment strategies” there are several descriptive references and adjectives that should be clarified to provide more meaningful disclosure to shareholders.  Please clarify the discussion throughout, with quantification where possible.

Response:             The Fund has reviewed the description of its principal investment strategies and made revisions where appropriate.

9.             In the Fund’s principal investment strategies, the disclosure indicates that investments will be in a limited number of positions and “[m]ost of these companies will be of small-to-medium market capitalization (up to U.S. $10 billion)”.  Please add disclosure, if accurate, indicating that the Fund will “primarily” invest in these types of companies and add disclosure as to what the Adviser considers small capitalization companies as opposed to medium capitalization issuers.

Response:             The Fund does not limit the market capitalizations in which it invests; however the investment process often results in small- and mid-capitalization companies being held in the Fund’s portfolio.  As the disclosure notes, ownership of larger capitalization companies is permitted.  While the investment process often results in most holdings being small- and mid-capitalization companies, it could be misleading to imply that such companies are the ones primarily held in the Fund’s portfolio, and the Fund respectfully declines to change the disclosure on this point.  In addition, as the disclosure indicates in the reference to small- and mid-capitalization companies, these companies may have capitalizations of up to $10 billion.  As there is no clear distinction to be made between small- and mid-capitalization companies, and the Fund does not focus on either category in isolation, it could be confusing to add separate capitalization thresholds, and thus the Fund respectfully declines to change the disclosure on this point.

10.          In the Fund’s “principal investment strategies” there is reference to the Fund investing in “U.S.-based companies” as part of its international diversification.  Please expand the disclosure to indicate what the Fund considers to be a “U.S. based company.”

Response:             The Fund has added disclosure in its prospectus on how it determines where a company is located for purposes of foreign investments.

11.          In the Fund’s “principal investment strategies” the disclosure indicates the Fund may invest no more than 35% of the Fund’s total assets in the securities of foreign issuers.  Similarly, the Fund includes investment in foreign securities as a “principal risk”   If investing in emerging markets is a principal strategy, please add reference to emerging markets investments in the same references.

Response:             The Fund does not consider investments in emerging markets to be a principal investment strategy, and thus has not revised the “principal investment strategies” or “principal investment risks” to include a reference to emerging markets.

12.          In the Fund’s “principal investment risks,” the disclosure provides risks associated with investing in equities.  If the Fund invests in other types of equity securities besides common stocks, those instruments should be included under the “principal investment strategies.”  Conversely, if the Fund does not invest in other equity securities as a “principal investment strategy,” the principal risks should be narrowed.

Response:             The Fund has revised its “principal investment risks” to include reference to investment in common stocks and ADRs, and has added a reference to ADRs in the principal investment strategies to correspond to this discussion.

13.          In the Fund’s “principal investment risks” under its Item 9 disclosure, there is discussion of risks associated with investing in debt securities.  If this is a principal risk, add disclosure in the summary section of the prospectus; if this is not a principal risk factor, it should not appear under the section on “principal investment risks.”  Within that risk factor, there is discussion of high yield bonds.  Please indicate in that discussion that high yield bonds are considered “junk bonds.”

Response:             The Fund has revised its disclosure to indicate that investments in debt securities are a non-principal investment of the Fund, and has moved the risk factor under a heading labeled “Non-principal investment risks.”  The Fund has also revised the disclosure to reference high yield bonds as “junk” bonds.”

14.          Under “Share Price” in the prospectus, in the second paragraph, please clarify in plain English what is meant by the Fund using “various methods and inputs to establish the value of its investments.”

Response:             The Fund has revised the disclosure under “Share Price” to clarify the disclosure by removing the reference to “various methods and inputs” being used to value investments.

15.          Under “Share Price” in the prospectus, the fourth paragraph indicates that intermediaries may accept orders for Fund shares.  If these intermediaries are Rule 22c-2 intermediaries, and no other action is required by shareholders if they place their orders by the close of the NYSE, please add disclosure indicating no further action is necessary.

Response:             The Fund has clarified the disclosure to indicate that no further action is required by the shareholder who places an order with a financial intermediary.

16.          Please advise whether the Fund can satisfy redemption requests in kind for securities.  If so, please add appropriate disclosure in the prospectus.

Response:             The Fund does not currently provide for in-kind redemptions or purchases, and thus has not added disclosure about such purchases or redemptions.

17.          Under “excessive trading” in the prospectus, please add disclosure about whether or not the Fund accommodates frequent purchases and redemptions of Fund shares.  In the same section, the disclosure indicates that the Fund reserves the right to reject any purchase “or exchange” request if determined to be part of a pattern of excessive trading that could adversely affect the Fund.  Please clarify how the Fund prevents exchanges, since the Fund cannot prevent redemptions from the Fund from which the shares would be exchanged.  Further, please add disclosure concerning how a shareholder would be notified if his or her purchase request is rejected, e.g., would such notification occur within 24 hours of the rejection, within 48 hours?

Response:             The Fund does not accommodate frequent purchases and redemptions of Fund shares and has added disclosure accordingly.  The Fund has also revised the disclosure to indicate that it can reject purchase requests and referenced parenthetically that this includes those in connection with an exchange.  The Fund has also added disclosure concerning when a shareholder would be notified of a rejected purchase order.

COMMENTS ON STATEMENT OF ADDITIONAL INFORMATION

18.          Please confirm that the statement of additional information contains all non-principal strategies of the Fund required by Item 16(b) of Form N-1A, or revise the disclosure accordingly.  In addition, please confirm that any strategy or technique disclosed as principal in the statement of additional information also appears in the prospectus and, where applicable, please differentiate between principal and non-principal strategies and risks for the Fund.

Response:             The Fund confirms that the statement of additional information contains the Fund’s non-principal investment strategies and risks, that any principal strategies listed in the statement of additional information are also disclosed in the prospectus and that strategies are differentiated between principal and non-principal, as appropriate.

19.          To the extent the Fund uses derivative instruments, please consider whether the Fund’s disclosure with respect to its use of derivatives is accurate and complete consistent with the July 30, 2010 letter from Barry Miller to Karrie McMillan of the Investment Company Institute regarding Derivatives-Related Disclosures by Investment Companies (“ICI Letter”).

Response:             The Fund has reviewed the ICI Letter and confirms that its discussion of derivative usage, as applicable to the Fund, is consistent with such letter.

20.          Under “Investment Restrictions”, following the 12 enumerated restrictions, there is discussion that percentage limitations are calculated and applied at the time of investment,

except with respect to restriction number 12 (senior securities and borrowing).  Please add language that the illiquidity restriction is also tested continuously, and not just at the time of investment.  Please also add discussion about how the Fund monitors for compliance with its limitations on senior securities, borrowing and illiquidity.  Finally, please add disclosure on what the Fund would do if borrowings exceeded permitted thresholds.

Response:             The Fund has revised the disclosure accordingly and added the requested disclosure.

*              *              *

In connection with responding to the Staff’s comments, the Fund acknowledges that:

•                  The Fund is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;

•                  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•                  The Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please do not hesitate to call me at (415) 249-1053 or Mark Perlow at (415) 249-1070.

Very truly yours,

/s/ Kurt J. Decko

Kurt J. Decko

cc:	J. Richard Atwood
First Pacific Advisors, LLC
Mark D. Perlow
K&L Gates LLP